CAPITAL BANCORP, INC.

2004

Annual Report

PE
12-31-04


CAPITAL BANK & TRUST

Capital Bancorp, Inc.
Nashville, Tennessee
Annual Report to Shareholders
Commission File Number: 000-51114

Corporate Profile

Capital Bancorp Inc. is a bank holding company with one subsidiary, Capital Bank & Trust Company (CB&T), both of which are headquartered in Nashville, Tennessee. CB&T is a community bank focused on the greater Nashville metropolitan area, including Davidson, Sumner, Wilson and Williamson counties. CB&T offers a broad range of community banking services to individuals and small- to medium-sized businesses, through six financial centers. The common stock of Capital Bancorp trades under the symbol CPBB.

Mission Statement

Our mission is to be the bank of choice for our customers, to provide outstanding opportunities for individual development for our employees, and to maximize value for our shareholders. The value system which drives our mission is to:

- Anticipate and exceed our customers' needs through service-intensive and innovative products. Always serve the customer first as this is the reason for our existence.
- Maximize shareholder value by managing the Company in a sound and profitable manner built on managed growth and maintaining quality assets.
- Offer a challenging and rewarding work environment for our employees. Ensure that we attract and retain the highest quality personnel by providing excellent employee benefits, training opportunities, fair wages and rewards for outstanding service.

Table of Contents

"The Nashville metropolitan area needs a bank run by Nashvillians, with experienced leadership and a dedication to serve the people and businesses of our community. No tall buildings, no out-of-state headquarters, no nameless faces. That's why banking decisions are made right here in town - person-to-person."

Financial Highlights
(In Thousands, except per share data)

	2004	2003	% Change
FOR THE YEARS ENDED DECEMBER 31			
Net earnings	$ 3,373	$ 2,397	41%
Basic earnings per common share	$ 1.04	$ 0.77	35%
Diluted earnings per common share	$ 1.00	$ 0.72	39%
YEAR-END BALANCES			
Total assets	$374,109	$281,969	33%
Loans, net	$289,338	$214,334	35%
Securities	$ 60,789	$ 47,144	29%
Deposits	$280,027	$224,230	25%
Stockholders' equity	$ 25,788	$ 20,843	24%
KEY RATIOS			
Return on average assets	1.07%	0.94%	
Return on average stockholders' equity	14.90%	12.24%	
Net interest margin	3.70%	3.74%	
COMMON SHARE DATA			
Book value per share	$ 7.45	$ 6.62	
Closing stock price	$ 20.60	$ 10.125	

Comparison of 5 Year Cumulative Total Return*
Among Capital Bancorp, Inc., the Russell 2000 Index
and the NASDAQ Bank Index



250
200
150
100
50
12/99
12/00
12/01
12/02
12/03
12/04
Capital Bancorp, Inc.**
Russell 2000
NASDAQ Bank

* $100 invested on 12/31/99 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.
** Per share data has been adjusted to reflect a 2-for-1 split which occurred effective July 30, 2004.

To Our Shareholders:


R. Rick Hart
Chairman, President & CEO

2004 was the best year in the history of Capital Bank & Trust. We produced record earnings, driven by unsurpassed growth in loans and deposits. Our ability to deliver this performance is a result of our success at providing exceptional customer service, having an outstanding group of highly experienced banking professionals, and adhering to a sound strategy to be the *bank of choice* in our communities.

In May we celebrated our 10th anniversary and are pleased to report that we have exceeded the goals we set when the Bank was formed. We have a loyal group of customers who value the relationship they have with CB&T, a dedicated team of employees, and a strong Board of Directors which has supported our growth.

To acknowledge our first decade, record performance, and with our sights clearly on the future growth of this organization, we have upgraded the look and content of our annual report. We're pleased to have this opportunity to present the story behind the philosophy, the vision and the success of Capital Bank & Trust.

Record Performance

Net earnings for the year increased 41% to $3.4 million, or $1.04 basic earnings per common share. Total assets increased 33% to $374.1 million at year end. Net loans rose 35% to $289.3 million at year end with significant growth in commercial lending and real estate mortgage lending, and deposits were up 25% to $280.0 million for the year. Return on average stockholders' equity improved to 14.90% and return on average assets rose to 1.07%. We produced excellent credit quality measures for 2004. Nonperforming loans to assets decreased to .6% of total assets and the charge-off ratio declined to .24% of total assets compared with .26% of total assets for the prior year.

On May 19 we declared a two-for-one stock split, increasing the number of shares outstanding to 3.1 million. During the year we saw our stock price increase 103%, ending the year at $20.60 per share. Since our inception 10 years ago, our stock price has more than quadrupled.

Strategic Accomplishments

2004 can best be characterized as reaping the rewards of the solid infrastructure we have built and the strategic initiatives we have pursued over the past 10 years.

Our growth, whether building a new financial center or offering a new product, has been driven by our ability to hire talented and experienced banking professionals who embrace our vision, understand our communities, and are dedicated to exemplary service. Last year we formalized our private banking business under the leadership of an experienced private banking professional with strong ties to the Middle Tennessee market. With the seasoned team we have in place in real estate lending, we significantly increased our commercial real estate and construction lending.

In December, we made another strategic hire with the addition of a chief technology officer. A re-designed web site was introduced in the fall of 2004 with enhanced internet banking services and additional investor information, including real-time stock price quotes. We will continue to improve the technology capabilities of CB&T to enhance customer service, particularly in the areas of cash management, bill paying and internet services.

Future Direction

In the first 10 years, CB&T has grown by creating value for our customers through one-on-one relationships. We invest in our employees, build financial centers with the right community bankers and leaders to expand our geographic reach, introduce new services, and then leverage those investments to gain profitability. Then we repeat the process.

2004 was a year in which we leveraged our infrastructure and produced record performance. As we look at 2005 and beyond, we are ready to begin another expansion phase by entering a new geographic market and looking at new products and services that will continue to enhance the level of service we provide our customers. In January 2005, we hired an experienced banker to lead our expansion into Williamson County and opened a loan production office. To make sure that we stay abreast of our customers' needs, we are exploring the possibility of strategic alliances to offer customers enhanced financial services that would be difficult to build from scratch within the framework of a community bank, such as trust and investments.

We believe the fundamentals for growth, expansion and prosperity are in place. By constantly assessing the relationship between our customers, employees and shareholders, we will continue to improve the return on investment for each of these critical components of the building blocks of CB&T. While growth is important, our success as a community bank is building relationships and providing exceptional customer service. We do not want to lose this focus on our customers or the personal touch that embodies a community bank. *Relationships, service and creating value - these comprise our value system and define what we are all about.*

In closing, this letter would not be complete without expressing our gratitude to our employees. Without their dedicated performance we would not be able to provide the superior service that sets Capital Bank & Trust apart. Most importantly, we thank our investors and customers - it is your loyalty that makes the continued success of CB&T possible.

R. Rick Hart

R. Rick Hart
Chairman, Chief Executive Officer and President

Building Relationships...Creating Value

As we celebrate our 10th anniversary, it is the appropriate time to reflect on the strengths that have guided the growth of Capital Bank & Trust, and to explain our vision and strategy for continued success.

Capital Bank & Trust was founded on a simple concept - to be the bank of choice for our customers by anticipating and exceeding their needs. Our business model is to build a community bank franchise that fills a niche left when the large regional and global banks were formed in the early 1990's through a multitude of bank mergers. We have filled the niche by providing exceptional customer service and fostering lasting relationships with our customers. We create value by paying attention to our customers' needs and delivering sound financial solutions that are profitable both to the customer and the bank.

CB&T bankers know the community, understand the value of relationships with their customers, and are empowered to make immediate, local decisions. While our customers always come first, we also have been focused from the beginning on creating a work environment in which employees thrive and are rewarded for their contributions, and in delivering value to our shareholders.



Commercial Lending

Ed Spurlock, Jean Johnson, Fred Wyatt, Diane LeBlanc


Administration
John Gregory, Sally Kimble, Sam Allen

Accomplishments of the First 10 Years

We are extremely proud of the progress we have made in the past 10 years:

- Our financial results reflect our strategic successes, evidenced by record earnings for 2004 and significantly improved return measures, including return on equity of 14.90% and return on assets of 1.07%.
- Five additional financial centers have been opened, all of which are profitable, creating a critical mass in and around the metropolitan Nashville market.
- Experienced bankers are in place in every financial center with the authority to make decisions for each customer.
- Eight of the 12 original employees are still with the bank.
- We have established a young officer's mentoring program that is developing new CB&T "bankers of choice."
- To expand the scope of our business, we are attracting strong, experienced bankers who are disenchanted with the large-bank way of doing business. In 2004, we hired talented individuals for private banking, real estate construction lending, and technology.

Our Most Valuable Assets - Our People

CB&T considers itself a family - to our employees, to our customers and to our shareholders. Every employee understands and embraces the mission and value system of CB&T. We want our people to succeed and we reward them when they do. Our ability to offer exceptional service is critically dependent on the ability of each employee to understand what the customer needs. This requires a strong focus on training, responsibility and the ability to make decisions. Each employee, from the teller to the CEO, understands the passion that makes CB&T a unique community bank.

We work hard to provide a stimulating, nurturing environment for all of our employees and are focused on training, mentoring, and developing an attractive career path. The emphasis we place on the value of our employees and the benefits we offer have made CB&T a very attractive place to work. Today, we are actively sought out by experienced bankers who want to work for us because they know we are a dynamic company and they appreciate the way we do business.

Our Board members and employees live and work in our marketplace. We understand the needs of our community and we are actively involved in civic organizations to strengthen and improve where we live, work and play. Our customers know that the loans we make are being put to work in our community.


Real Estate

Jason McClimans, Gary Hollandsworth, Jeff Irwin

Building Relationships

We honor the value of relationship banking and this concept permeates throughout our organization.As a customer, you have one banker. You only tell your story once. You don't have to see a different banker for each of your financial services needs. We work with you during the good times, and the bad. Our relationship bankers quickly learn your financial needs and offer a sophisticated variety of services that should allow you to achieve your financial goals. We seek to provide exceptional customer service and earn our customers' loyalty.

What you should expect from a bank is someone at the local level with the authority and the resources at hand to find a solution. At CB&T, your personal banker has all of the information at hand, and the authority, to solve any problem. We add value to our banking relationships because we know your history, we make local decisions and we're response-driven.

The Next 10 Years

We are fortunate to do business in a high-growth, economically diverse metropolitan market. We have expanded our geographic presence by finding the right banking individual to open each financial center that we have added. This strategy remains. We will continue to expand geographically as we find motivated and experienced bankers to "open up" a new banking market for us. Our expansion is always dependent on the right people, in the right place, at the right time.

In addition to brick and mortar expansion, CB&T has expanded its geographic horizons via the internet and telephone banking. With the hiring of a new chief technology officer at the end of 2004, we are positioned to explore new technologies as they become available to maximize customer convenience and enhance customer services.

We will continue to offer competitive deposit products in order to grow the bank; product offerings as well as interest rates will be closely monitored in tandem with the loan portfolio in order to more closely match interest sensitivity and to ensure the highest net interest margin possible in the prevailing economic environment.

With the formalizing of our private banking activities, we expect to grow this business more aggressively over the next few years. We also have focused on commercial lending and have well-regarded lenders in place who will take the lead in growing this segment of our business while maintaining the quality approach we have always taken with regard to our loan portfolio.

Creating Value

Consistency – dedication to service, dedication to employees, and dedication to our mission. This has been a differentiating factor for us in the first 10 years and will continue to separate us from the competition.

We will continue to be our customers' *bankers of choice* by knowing our customers and the communities in which they live and work, making local and timely decisions, and being dedicated to our customers' success. This is the value we add to our banking relationships and the basis for our success going forward.

Capital Bancorp, Inc.

Directors

R. Rick Hart, Chairman, President and Chief Executive Officer, Capital Bancorp, Inc.

Albert J. Dale, III, President, Dale, Inc.

Robert W. Doyle, President, Major Bob Music, Inc.

H. Newton Lovvorn, Jr., M.D.

Michael D. Shmerling, Executive Vice President, Marsh Kroll and Chairman, Background Screening Group

Executive Officers

R. Rick Hart, Chairman, President and Chief Executive Officer

John W. Gregory, Jr., Executive Vice President and Chief Operating Officer

Sally P. Kimble, Executive Vice President and Chief Financial Officer



Capital Bank & Trust Company

Directors (Front row) Robert W. Doyle, Michael D. Shmerling, Albert J. Dale, III, Robert P. Alexander, Sr., **(Middle row)** C. Donald Dixon, R. Rick Hart, Clenna G. Ashley, John W. Gregory, Jr., H. Newton Lovvorn, Jr., **(Back row)** H. Edward Jackson, III, David S. Ewing

Senior Officers

R. Rick Hart, Chairman, President and Chief Executive Officer

John W. Gregory, Jr., Executive Vice President and Chief Operating Officer

Sally P. Kimble, Executive Vice President and Chief Financial Officer

Samuel E. Allen, Senior Vice President

Kevin D. Busbey, Senior Vice President and Controller

Gary Hollandsworth, Senior Vice President

Jeffrey A. Irwin, Senior Vice President

Andrew A. Nixon, Senior Vice President

Billy D. Seals, Senior Vice President

Fred K. Wyatt, Jr., Senior Vice President

SELECTED FINANCIAL DATA
(Formerly Capital Bank & Trust Company)

	(In Thousands, except ratio and per share information) As of December 31,				
	2004	2003	2002	2001	2000
Consolidated Balance Sheets:					
Total assets end of year	$374,109	$281,969	$239,405	$181,412	$166,942
Loans, net	$289,338	$214,334	$173,385	$138,952	$114,703
Securities	$ 60,789	$ 47,144	$ 43,347	$ 22,251	$ 24,952
Deposits	$280,027	$224,230	$189,895	$150,093	$144,093
Stockholders' equity	$ 25,788	$ 20,843	$ 18,632	$ 16,521	$ 15,282

	Years Ended December 31,				
	2004	2003	2002	2001	2000
Consolidated Statements of Earnings:					
Interest income	$ 17,724	$ 15,059	$ 13,721	$ 13,254	$ 13,338
Interest expense	5,958	5,261	5,170	6,466	6,997
Net interest income	11,766	9,768	8,551	6,788	6,341
Provision for possible loan losses	1,514	1,090	1,090	570	792
Net interest income after provision for possible loan losses	10,252	8,678	7,461	6,218	5,549
Non-interest income	2,210	2,578	1,978	1,308	812
Non-interest expense	8,555	7,568	6,853	5,945	5,095
Earnings before income taxes	3,907	3,688	2,586	1,581	1,266
Income taxes	534	1,291	959	592	179
Net earnings	$ 3,373	$ 2,397	$ 1,627	$ 989	$ 1,087
Comprehensive earnings	$ 3,125	$ 2,121	$ 2,111	$ 1,189	$ 1,520
Cash dividends declared	-	-	-	-	-
Per Share Data: (1)					
Basic earnings per common share	$ 1.04	$ 0.77	$ 0.52	$ 0.32	$ 0.34
Diluted earnings per common share	$ 1.00	$ 0.72	$ 0.50	$ 0.31	$ 0.33
Cash dividends	$ -	$ -	$ -	$ -	$ -
Book value	$ 7.45	$ 6.62	$ 5.95	$ 5.28	$ 4.90
Ratios:					
Return on average stockholders' equity	14.90%	12.24%	9.30%	6.19%	7.26%
Return on average assets	1.07%	0.94%	0.78%	0.57%	0.72%
Capital to assets	6.89%	7.39%	7.78%	9.11%	9.15%

(1) Per share data has been retroactively adjusted to reflect a 2-for-1 split which occurred effective July 30, 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of this discussion is to provide insight into the financial condition and results of operations of the Company and its subsidiary. This discussion should be read in conjunction with the consolidated financial statements.

FORWARD-LOOKING STATEMENTS

Management's discussion of the Company, and management's analysis of the Company's operations and prospects, and other matters, may include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other provisions of federal and state securities laws. Although the Company believes that the assumptions underlying such forward-looking statements contained in this Report are reasonable, any of the assumptions could be inaccurate and, accordingly, there can be no assurance that the forward-looking statements included herein will prove to be accurate. The use of such words as expect, anticipate, forecast, and comparable terms should be understood by the reader to indicate that the statement is "forward-looking" and thus subject to change in a manner that can be unpredictable. Factors that could cause actual results to differ from the results anticipated, but not guaranteed, in this Report, include (without limitation) economic and social conditions, competition for loans, mortgages, and other financial services and products, changes in interest rates, unforeseen changes in liquidity, results of operations and financial condition affecting the Company's customers, as well as other risks that cannot be accurately quantified or completely identified. Many factors affecting the Company's financial condition and profitability, including changes in economic conditions, the volatility of interest rates, political events and competition from other providers of financial services simply cannot be predicted. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate from period to period. The purpose of this type of information is to provide readers with information relevant to understanding and assessing the financial condition and results of operations of the Company, and not to predict the future or to guarantee results. The Company is unable to predict the types of circumstances, conditions, and factors that can cause anticipated results to change. The Company undertakes no obligation to publish revised forward-looking statements to reflect the occurrence of changes or unanticipated events, circumstances, or results.

General

Effective July 1, 2001, Capital Bancorp, Inc. ("Company") acquired 100% of the common stock of Capital Bank & Trust Company ("Bank"), and accordingly, became a one bank holding company. Management believes that the holding company structure will permit greater flexibility in the expansion of the Company's present business and will allow the Company to be more responsive to its customers' broadening and changing financial needs. The transaction has been treated as a reorganization for accounting purposes; and accordingly, the comments included in this analysis are made considering the share exchange was effective retroactive for all periods discussed. Capital Bank & Trust Company is a community bank headquartered in Nashville, Tennessee serving Davidson, Sumner, Williamson, Wilson and surrounding counties as its primary market area. The Company serves as a financial intermediary whereby its profitability is determined to a large degree by the interest spread it achieves and the successful measurement of risks. The Company's management believes that its market area offers an environment for continued growth and the Company's target market is local consumers, professionals and small businesses. The Company offers a wide range of banking services, including checking, savings, and money market deposit accounts, certificates of deposits, and loans for consumer, commercial and real estate purposes. Deposit instruments in the form of demand deposits, money market savings and certificates of deposits are offered to customers to establish the Company's core deposit base.

Management believes there is an opportunity to continue to increase the loan portfolio. The Company has targeted commercial business lending, commercial and residential real estate lending, and consumer lending as areas of focus. It is the Company's intention to manage the size of its loan portfolio to approximately 80% of total assets; however, the quality of lending opportunities as well as the desired loan to asset ratio will determine the size of the loan portfolio. At December 31, 2004 and 2003 the ratio of net loans to assets was 77.3% and 76.0%, respectively. As a practice, the Company generates substantially all of its own loans but occasionally buys participations from other institutions. The Company attempts, to the extent practical, to maintain a loan portfolio which adjusts to swings in interest rates. The Company's policy is to have a diverse loan portfolio not dependent on any particular market or industrial segment.

The Company's Board of Directors voted a 2-for-1 stock split for stockholders of record as of July 30, 2004, payable August 16, 2004. Each stockholder received one (1) additional share for each one (1) share owned. Per share data included in this discussion has been restated to give effect to the stock split.

Critical Accounting Policies

The accounting principles we follow and our methods of applying these principles conform with accounting principles generally accepted in the United States and with general practices within the banking industry. In connection with the application of those principles to the determination of our allowance for loan losses (ALL), we have made judgments and estimates which have significantly impacted our financial position and results of operations.

Our management assesses the adequacy of the ALL on a quarterly basis. This assessment includes procedures to estimate the ALL and test the adequacy and appropriateness of the resulting balance. The ALL consists of two portions: (1) an allocated amount representative of specifically identified credit exposure and exposures readily predictable by historical or comparative experience, and (2) an unallocated amount representative of inherent loss which is not readily identifiable. Even though the ALL is composed of two components, the entire allowance is available to absorb any credit losses.

We establish the allocated amount separately for two different risk groups: (1) unique loans (commercial loans, including those loans considered impaired); and (2) homogenous loans (generally consumer loans). We base the allocation for unique loans primarily on risk-rating grades assigned to each of these loans as a result of our loan management and review processes. Each risk-rating grade is assigned an estimated loss ratio, which is determined based on the experience of management, discussions with banking regulators, historical and current economic conditions and our independent loan review process. We estimate losses on impaired loans based on estimated cash flows discounted at the loan's original effective interest rate or the underlying collateral value. We also assign estimated loss ratios to our consumer portfolio. However, we base the estimated loss ratios for these homogenous loans on the category of consumer credit (e.g., automobile, residential mortgage, home equity) and not on the results of individual loan reviews.

The unallocated amount is particularly subjective and does not lend itself to the exact mathematical calculation. We use the unallocated amount to absorb inherent losses which may exist as of the balance sheet date for such matters as changes in the local or national economy, the depth or experience of the lending staff, any concentrations of credit in any particular industry group, and new banking laws or regulations. After we assess applicable factors, we evaluate the aggregate unallocated amount based on our management's experience.

We then test the resulting ALL balance by comparing the balance in the allowance account to historical trends and peer information. Our management then evaluates the result of the procedures performed, including the result of our testing, and concludes on the appropriateness of the balance of the ALL in its entirety. The loan review officer, the loan committee, and the board of directors review the assessment prior to the filing of financial information.

Capital Resources, Capital and Dividends

The Company's principal regulators have established required minimum capital levels for the Company and its subsidiary. Under these regulations, banks must maintain certain capital levels as a percentage of average total assets (leverage capital ratio) and as a percentage of total risk-based assets (risk-based capital ratio). Under the risk-based requirements, various categories of assets and commitments are assigned a percentage related to credit risk ranging from 0% for assets backed by the full faith and credit of the United States to 100% for loans other than residential real estate loans and certain off-balance sheet commitments. Total capital is characterized as either Tier 1 capital - common stockholders' equity, noncumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred - or total risk-based capital which includes the allowance for loan losses up to 1.25% of risk weighted assets, perpetual preferred stock, subordinated debt and various other hybrid capital instruments, subject to various limits. Goodwill is not includable in Tier 1 or total risk-based capital. Net unrealized gains and losses on available-for-sale securities are excluded for the regulatory capital ratios. The Company and its subsidiary must maintain a Tier 1 capital to risk-based assets ratio of at least 4.0%, a total risk-based capital to risk-based assets ratio of at least 8.0% and a leverage capital ratio, defined as Tier 1 capital to adjusted total average assets for the most recent quarter, of at least 4%. The same ratios are also required in order for a bank to be considered "adequately capitalized" under the Federal Deposit Insurance Corporation and the Tennessee Department of Financial Institutions "prompt corrective action" regulations, which impose certain operating restrictions on institutions that are not adequately capitalized. The Company and the Bank have a Tier 1 risk-based capital ratio of 8.7%, a total risk-based capital ratio of 9.9% and a leverage capital ratio of 7.3%, and were therefore within the "well capitalized" category under the regulations. The comparable ratios at December 31, 2003 were 9.2%, 10.5% and 7.7%, respectively. The decline in the ratios from 2003 to 2004 relates to the continued growth of the Company.

Financial Condition

During 2004, total assets increased $92,140,000 or 32.7% from $281,969,000 at December 31, 2003 to $374,109,000 at December 31, 2004. Loans, net of allowance for possible loan losses, increased from $214,334,000 to $289,338,000 or 35.0% during fiscal year 2004. The net increase in loans for 2004 was due primarily to a 21.9% increase in commercial, financial and agricultural loans, a 14.2% decrease in installment loans, a 29.4% increase in real estate mortgage loans and a 142.2% increase in real estate construction loans.

Securities increased 28.9% from $47,144,000 at December 31, 2003 to $60,789,000 at December 31, 2004. The carrying value of securities of U.S. Treasury and other U.S. Government obligations increased $584,000, obligations of state and political subdivisions increased $2,949,000, and there was an increase in mortgage-backed securities of $10,112,000. At December 31, 2004 the market value of the Company's securities portfolio was less than its amortized cost by $36,000 (0.1%). At December 31, 2003 the market value of the Company's securities portfolio was greater than its amortized cost by $365,000 (0.8%). The weighted average yield (stated on a tax-equivalent basis, assuming a Federal income tax rate of 34%) of the securities at December 31, 2004 was 4.1%.

The Company applies the provisions of Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities". Under the provisions of the Statement, securities are to be classified in three categories and accounted for as follows:

- Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.
- Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; and
- Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

All the Company's securities are classified as available-for-sale.

	2004		2003	
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
	(In Thousands)		*(In Thousands)*	
U.S. Treasury and other U.S. government agencies and corporations	$ 23,489	$ 23,355	$ 22,636	$ 22,771
Obligations of states and political subdivisions	8,144	8,125	5,146	5,176
Mortgage-backed securities	29,192	29,309	18,997	19,197
	$ 60,825	$ 60,789	$ 46,779	$ 47,144

During the year ended December 31, 2002 the net increase in capital included $484,000 which represents the unrealized gain on securities available-for-sale of $784,000 net of applicable taxes of $300,000. During the year ended December 31, 2003, the net increase in capital included a reduction of $276,000 which represents the unrealized depreciation on securities available-for-sale of $448,000 net of applicable taxes of $172,000. During the year ended December 31, 2004 the net increase in capital included a reduction of $248,000 which represents unrealized depreciation on securities available-for-sale of $401,000, net of applicable taxes of $153,000.

The increase in assets in 2004 was funded primarily by increases in deposits. Total deposits increased from $224,230,000 at December 31, 2003 to $280,027,000 at December 31, 2004 representing an increase of 24.9%. Demand deposit accounts increased 12.7% from $23,100,000 at December 31, 2003 to $26,027,000 at December 31, 2004. Additionally, increases in money market deposit accounts of $15,777,000, or 22.0%, certificates of deposit less than $100,000 of $25,754,000 or 52.1%, and certificates of deposit greater than $100,000 of $10,559,000, or 16.2%, contributed to the increases in deposits for 2004. Securities sold under repurchase agreements increased $1,018,000 during 2004, advances from Federal Home Loan Bank increased $17,029,000, and Federal funds purchased increased $12,780,000 in 2004.

The Company's allowance for loan losses at December 31, 2004 was $3,503,000 as compared to $2,901,000 at December 31, 2003. Non-performing loans amounted to $2,352,000 at December 31, 2004 compared to $3,153,000 at December 31, 2003. Non-performing loans are loans which have been placed on non-accrual status, loans 90 days past due plus renegotiated loans past due. Net charge-offs totaled $912,000 for 2004, $724,000 for 2003 and $677,000 for 2002. The provision for possible loan losses was $1,514,000 in 2004, $1,090,000 in 2003 and $1,090,000 in 2002. The net charge-offs in 2004, 2003 and 2002 are considered by management to be reasonable.

The allowance for possible loan losses, amounting to $3,503,000 at December 31, 2004, represents 1.2% of total loans outstanding. At December 31, 2003, the allowance for possible loan losses represented 1.3% of total loans outstanding. Management has in place a system to identify and monitor problem loans. A formal review is prepared quarterly by the Loan Review Officer to assess the risk in the portfolio and to determine the adequacy of the allowance for loan losses. The review includes analysis of historical performance, the level of non-performing and adversely rated loans, specific analysis of certain problem loans, loan activity since the previous assessment, reports prepared by the Loan Review Officer, consideration of current economic conditions, and other pertinent information. The level of the allowance to net loans outstanding will vary depending on the overall results of this quarterly assessment. The review is presented to and subsequently approved by the Board of Directors. Management believes the allowance for possible loan losses at December 31, 2004 to be adequate.

Liquidity

Liquidity represents the ability to efficiently and economically accommodate decreases in deposits and other liabilities, as well as fund increases in assets. A Company has liquidity potential when it has the ability to obtain sufficient funds in a timely manner at a reasonable cost. The availability of funds through deposits, the purchase and sales of securities in the investment portfolio, the use of funds for consumer and commercial loans and the access to debt markets affect the liquidity of the Company. The Company's loan to deposit ratio was approximately 104.6% and 96.9% at December 31, 2004 and December 31, 2003, respectively.

The Company's investment portfolio, as represented above, consists of earning assets that provide interest income.

Funds management decisions must reflect management's intent to maintain profitability in both the immediate and long-term earnings. The Company's rate sensitivity position has an important impact on earnings. Senior management of the Company meets periodically to analyze the rate sensitivity position of the Company. These meetings focus on the spread between the Company's cost of funds and interest yields generated primarily through loans and investments.

Capital Bancorp, Inc. presently maintains a liability sensitive position over the 2005 year or a negative gap. Liability sensitivity means that more of the Company's liabilities are capable of repricing over certain time frames than assets. The interest rates associated with these liabilities may not actually change over this period but are capable of changing. For example, the six-month gap is a picture of the possible repricing over a six-month period. The following table shows the rate sensitivity gaps for different time periods as of December 31, 2004:

Interest-rate sensitivity gaps: *(In Thousands)*	1-90 Days	91-180 Days	181-365 Days	One Year and Longer	Total
Interest-earning assets	$146,684	$ 8,655	$ 14,314	$188,656	$358,309
Interest-bearing liabilities	205,976	18,224	35,513	60,611	320,324
Interest sensitivity gap	$ (59,292)	$ (9,569)	$ (21,199)	$128,045	$ 37,985
Cumulative gap	$ (59,292)	$ (68,861)	$ (90,060)	$ 37,985	
Interest rate sensitivity gap as a % of total assets	(15.85)%	(2.56)%	(5.67)%	34.23%	
Cumulative gap as a % of total assets	(15.85)%	(18.41)%	(24.08)%	10.15%	

Historically, there has been no significant reduction in immediately withdrawable accounts such as negotiable order of withdrawal, money market demand, demand deposit and regular savings accounts. Management does not anticipate that there will be significant withdrawals from these accounts in the future.

It is anticipated that with present maturities, the anticipated growth in deposit base, and the efforts of management in its asset/liability management program, liquidity will not pose a problem in the foreseeable future. At the present time there are no known trends or any known commitments, demands, events or uncertainties that will result in or that are reasonably likely to result in the Company's liquidity changing in any material way.

Results of Operations

Net earnings for the year ended December 31, 2004 increased $976,000 or 40.7% from $2,397,000 for fiscal year 2003 to $3,373,000 for 2004. Net earnings for 2003 totaled $2,397,000 which was an increase of $770,000 or 47.3% from $1,627,000 for 2002. Basic earnings per common share were $1.04 in 2004, $0.77 in 2003 and $0.52 in 2002. Diluted earnings per common share were $1.00, $0.72 and $0.50 in 2004, 2003 and 2002, respectively. Average earning assets increased $55,935,000 for the year ended December 31, 2004 as compared to the year ended December 31, 2003. Average earning assets increased $44,705,000 for the year ended December 31, 2003 as compared to the year ended December 31, 2002. The net interest spread decreased from 3.74% in 2003 to 3.70% in 2004. The net interest spread was 3.95% in 2002. Net interest spread is defined as the effective yield on earning assets less the effective cost of deposits and borrowed funds, as calculated on a fully taxable equivalent basis. The decrease in the net interest spread from 2003 to 2004 is attributable to declining loan rates and lower, but more stable rates, on interest-bearing deposits.

Net interest income before provision for possible loan losses for 2004 totaled $11,766,000 as compared to $9,768,000 for 2003 and $8,551,000 for 2002. The provision for possible loan losses was $1,514,000 in 2004, $1,090,000 in 2003 and $1,090,000 in 2002. Net charge-offs in 2004 were $912,000 as compared to $724,000 in 2003 and $677,000 in 2002.

Non-interest income of $2,210,000 in 2004 was a decrease of approximately 14.3% from $2,578,000 in 2003. The decrease in 2004 resulted primarily from a decrease in gain on sale of loans of $566,000 offset by increases in service charges on deposit accounts of $137,000 and other fees and commissions of $67,000. Non-interest income increased 30.3% to $2,578,000 in 2003 from $1,978,000 in 2002. The increase is primarily the result of increases in service charges on deposit accounts of $48,000, gain on sale of loans of $456,000 and other fees and commissions of $91,000. The increase in service charges is primarily attributable to the implementation of a non-traditional overdraft program for the Company's deposit customers.

Non-interest expense increased 13.0% to $8,555,000 in 2004 from $7,568,000 in 2003. Non-interest expense was $6,853,000 in 2002. Non-interest expense which includes, among other things, salaries and employee benefits, occupancy expenses, furniture and equipment expenses, data processing, Federal deposit insurance and state banking fees, supplies and general operating costs increased commensurate with the continued growth of the Company. The increase in 2004 was primarily attributable to an increase in salaries and employment benefits of $503,000 (12.0%), an increase in occupancy expenses of $39,000 (5.3%), a decrease in furniture and equipment expenses of $34,000 (7.4%), an increase in legal expenses of $135,000 (90.6%), an increase in accounting fees of $107,000 (74.3%) and increases in other operating expenses of $276,000 (21.3%). The non-interest expense increased approximately 10.4% from 2002 to 2003 and was due primarily to increases in salaries and employee benefits, occupancy expenses, furniture and equipment expenses, and other operating expenses.

Income tax expense decreased to $534,000 in 2004 from $1,291,000 in 2003. The income tax expense for 2002 was $959,000. The decrease in income tax expense from 2003 to 2004 results primarily from the benefits of tax deductions received by the Company related to the exercise of nonqualified stock options by certain members of the Board of Directors.

Management is not aware of any current recommendations by the regulatory authorities which, if implemented, would have a material effect on the Company's liquidity, capital resources or operations.

Off-Balance-Sheet Arrangements

At December 31, 2004, the Company had unused commitments to extend credit outstanding of $58,207,000 and standby letters of credit outstanding of $2,663,000. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments the Company's bank subsidiary has the ability to liquidate securities available-for-sale or on a short-term basis to borrow and purchase Federal funds from other financial institutions. Additionally, the Company's bank subsidiary could sell participations in these or other loans to correspondent banks.

Contractual Obligations

The Company has the following contractual obligations as of December 31, 2004:

(In Thousands)	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years	Total
Long-term debt	$10,500	$ 2,500	$ 5,000	$23,536	$41,536
Capital leases	-	-	-	-	-
Operating leases	363	652	297	-	1,312
Purchases	-	-	-	-	-
Other long-term liabilities	-	-	-	-	-
Total	$10,863	$ 3,152	$ 5,297	$23,536	$42,848

Long-term debt contractual obligations consist of advances from the Federal Home Loan Bank. The Company has entered into operating lease agreements for certain branch facilities and automobiles. Future minimum rental payments required under the terms of these noncancelable leases are included in operating lease obligations.

Impact of Inflation

Unlike most industrial companies, the assets and liabilities of financial institutions such as the Company are primarily monetary in nature. Therefore, interest rates have a more significant effect on the Company's performance since they impact both interest revenues and interest costs.

Quantitative and Qualitative Disclosures About Market Risk

The Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which possess a short term to maturity. Based upon the nature of the Company's current operations, the Company is not presently subject to foreign currency exchange or commodity price risk.

Interest rate risk (sensitivity) management focuses on the earnings risk associated with changing interest rates. Management seeks to maintain profitability in both immediate and long term earnings through funds management/interest rate risk management. The Company's rate sensitivity position has an important impact on earnings. Senior management of the Company meets periodically to analyze the rate sensitivity position. Such meetings are intended to focus on the spread between the cost of funds and interest yields generated primarily through loans and investments.

The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates as of December 31, 2004:

Held for Purposes Other Than Trading *(In Thousands)*	2005	Expected Maturity Date - Year Ending December 31, 2006-2007	2008-2009	2010-2014	Thereafter	Total	Fair Value
Earning assets:							
Loans, including unearned interest	$96,073	$63,113	$77,480	$41,181	$15,520	$293,367	$294,523
Average interest rate	6.14%	6.32%	6.15%	5.78%	6.03%	6.13%	
Securities	3,530	6,867	2,959	16,712	30,721	60,789	60,789
Average interest rate	3.68%	2.22%	3.55%	3.62%	4.48%	3.88%	
Loans held for sale	2,138	-	-	-	-	2,138	2,138
Average interest rate	5.64%	-	-	-	-	5.64%	
Interest-bearing deposits in financial institutions	1	-	-	-	-	1	1
Average interest rate	0.77%	-	-	-	-	0.77%	
Restricted equity securities	2,540	-	-	-	-	2,540	2,540
Average interest rate	3.44%					3.44%	
Interest-bearing liabilities:							
Interest-bearing time deposits	78,740	66,453	5,841	-	-	151,034	152,444
Average interest rate	2.41%	3.14%	4.11%	-	-	2.80%	
Negotiable order of withdrawal accounts	13,241	-	-	-	-	13,241	13,241
Average interest rate	0.23%	-	-	-	-	0.23%	
Money market demand accounts	87,524	-	-	-	-	87,524	87,524
Average interest rate	1.38%	-	-	-	-	1.38%	
Savings deposits	2,201	-	-	-	-	2,201	2,201
Average interest rate	0.30%	-	-	-	-	0.30%	
Federal funds purchased	21,980	-	-	-	-	21,980	21,980
Average interest rate	2.52%	-	-	-	-	2.52%	
Securities sold under repurchase agreements	2,808					2,808	2,808
Average interest rate	0.82%	-	-	-	-	0.82%	
Advances from Federal Home Loan Bank	10,500	2,500	5,000	23,483	53	41,536	40,591
Average interest rate	2.61%	3.55%	5.48%	3.98%	3.75%	3.78%	

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Capital Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Capital Bancorp, Inc. and Subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of earnings, comprehensive earnings, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capital Bancorp, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Maggart & Associates, P.C

Maggart & Associates, P.C.
Nashville, Tennessee

February 8, 2005

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

	(In Thousands)	
	2004	2003
ASSETS		
Loans, net of allowance for possible loan losses of $3,503,000 and $2,901,000, respectively	$289,338	$214,334
Securities available-for-sale, at market (amortized cost $60,825,000 and $46,779,000, respectively)	60,789	47,144
Loans held for sale	2,138	1,835
Interest-bearing deposits in financial institutions	1	251
Restricted equity securities	2,540	1,862
Total earning assets	354,806	265,426
Cash and due from banks	5,733	4,650
Premises and equipment, net	4,612	4,873
Cash surrender value of life insurance	4,614	4,091
Accrued interest receivable	1,569	1,260
Deferred income taxes	1,220	846
Other real estate	383	-
Other assets	1,172	823
Total assets	$374,109	$281,969
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$280,027	$224,230
Securities sold under repurchase agreements	2,808	1,790
Accrued interest and other liabilities	1,970	1,399
Advances from Federal Home Loan Bank	41,536	24,507
Federal funds purchased	21,980	9,200
Total liabilities	348,321	261,126
Stockholders' equity:		
Preferred stock, no par value, authorized 20,000,000 shares, no shares issued	-	-
Common stock, no par value, authorized 20,000,000 shares, 3,460,608 and 3,147,942 shares issued and outstanding, respectively	14,080	6,296
Additional paid-in capital	-	5,964
Retained earnings	11,730	8,357
Net unrealized gain (loss) on available-for-sale securities, net of taxes of $14,000 and $139,000, respectively	(22)	226
Total stockholders' equity	25,788	20,843
COMMITMENTS AND CONTINGENCIES		
Total liabilities and stockholders' equity	$374,109	$281,969

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

Three Years Ended December 31, 2004

	(In Thousands, except per share data)		
	2004	2003	2002
Interest income:			
Interest and fees on loans	$15,357	$13,150	$12,050
Interest and dividends on securities:			
Taxable securities	1,890	1,420	1,313
Exempt from Federal income taxes	276	152	71
Interest on loans held for sale	103	202	147
Interest on Federal funds sold	14	19	64
Interest on interest-bearing deposits in financial institutions	8	17	19
Interest and dividends on restricted equity securities	76	69	57
Total interest income	17,724	15,029	13,721
Interest expense:			
Interest on savings accounts	7	8	12
Interest on negotiable order of withdrawal accounts	25	26	51
Interest on money market accounts	1,222	746	1,053
Interest on certificates of deposits over $100,000	1,771	1,922	1,828
Interest on certificates of deposits - other	1,713	1,397	1,274
Interest on securities sold under repurchase agreements	19	23	47
Interest on Federal funds purchased	96	52	10
Interest on advances from Federal Home Loan Bank	1,105	1,087	895
Total interest expense	5,958	5,261	5,170
Net interest income before provision for possible loan losses	11,766	9,768	8,551
Provision for possible loan losses	1,514	1,090	1,090
Net interest income after provision for possible loan losses	10,252	8,678	7,461
Non-interest income	2,210	2,578	1,978
Non-interest expense	(8,555)	(7,568)	(6,853)
Earnings before income taxes	3,907	3,688	2,586
Income taxes	534	1,291	959
Net earnings	$ 3,373	$ 2,397	$ 1,627
Basic earnings per common share	$ 1.04	$ .77	$ .52
Diluted earnings per common share	$ 1.00	$ .72	$ .50

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

Three Years Ended December 31, 2004

	(In Thousands)		
	2004	2003	2002
Net earnings	$3,373	$2,397	$1,627
Other comprehensive earnings (losses), net of tax:			
Net unrealized gains (losses) on available-for-sale securities arising during period, net of taxes of $153,000, $168,000 and $300,000, respectively	(248)	(272)	485
Less: reclassification adjustment for gains included in net earnings, net of taxes of $2,000 for 2003	-	(4)	(1)
Other comprehensive earnings (losses)	(248)	(276)	484
Comprehensive earnings	$3,125	$2,121	$2,111

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Three Years Ended December 31, 2004

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Net Unrealized Gain (Loss) On Available-For-Sale Securities	Total
	(In Thousands)					
Balance December 31, 2001	$ -	$ 6,261	$ 5,909	$ 4,333	$ 18	$16,521
Net change in unrealized gain (loss) on available-for-sale securities, net of taxes of $300,000	-	-	-	-	484	484
Net earnings for the year	-	-	-	1,627	-	1,627
Balance December 31, 2002	-	6,261	5,909	5,960	502	18,632
Issuance of 8,700 shares of common stock related to exercise of stock options	-	35	55	-	-	90
Net change in unrealized gain (loss) on available-for-sale securities, net of taxes of $172,000	-	-	-	-	(276)	(276)
Net earnings for the year	-	-	-	2,397	-	2,397
Balance December 31, 2003	-	6,296	5,964	8,357	226	20,843
Elimination of par value	-	5,964	(5,964)	-	-	-
Issuance of 312,666 shares of common stock related to exercise of stock options	-	1,820	-	-	-	1,820
Net change in unrealized gain (loss) on available-for-sale securities, net of taxes of $153,000	-	-	-	-	(248)	(248)
Net earnings for the year	-	-	-	3,373	-	3,373
Balance December 31, 2004	$ -	$14,080	$ -	$11,730	$ (22)	$25,788

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Years Ended December 31, 2004
Increase (Decrease) in Cash and Cash Equivalents

	(In Thousands)		
	2004	2003	2002
Cash flows from operating activities:			
Interest received	$ 17,572	$ 15,292	$ 13,636
Fees received	1,538	1,334	1,195
Interest paid	(5,626)	(5,344)	(5,074)
Cash paid to suppliers and employees	(7,933)	(7,272)	(6,784)
Proceeds from sales of loans	40,475	72,174	52,411
Originations of loans held for sale	(40,106)	(67,002)	(53,884)
Income taxes paid	(1,264)	(1,439)	(1,198)
Net cash provided by operating activities	4,656	7,743	302
Cash flows from investing activities:			
Purchase of available-for-sale securities	(34,468)	(50,409)	(35,925)
Proceeds from maturities, calls and principal payments of available-for-sale securities	20,196	34,633	12,760
Proceeds from sales of available-for-sale securities	-	11,055	2,001
Loans made to customers, net of repayments	(77,145)	(42,039)	(36,677)
Purchase of premises and equipment	(148)	(275)	(67)
Purchase of life insurance	(315)	(2,000)	-
Proceeds from sale of other assets	20	-	-
Decrease (increase) in interest-bearing deposits in financial institutions	250	-	(175)
Expenditures on other real estate	(43)	(4)	(1)
Proceeds from sale of other real estate	245	493	875
Purchase of restricted equity securities	(609)	-	-
Net cash used in investing activities	(92,017)	(48,546)	(57,209)
Cash flows from financing activities:			
Net increase in non-interest bearing, savings and NOW deposit accounts	19,484	18,828	116
Net increase in time deposits	36,313	15,507	39,686
Proceeds from exercise of stock options	1,820	90	-
Increase (decrease) in securities sold under repurchase agreements	1,018	(1,432)	368
Net increase (decrease) in advances from Federal Home Loan Bank	17,029	(1,280)	14,787
Net increase in Federal funds purchased	12,780	8,580	620
Net cash provided by financing activities	88,444	40,293	55,577
Net increase (decrease) in cash and cash equivalents	1,083	(510)	(1,330)
Cash and cash equivalents at beginning of year	4,650	5,160	6,490
Cash and cash equivalents at end of year	$ 5,733	$ 4,650	$ 5,160

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS, continued
Three Years Ended December 31, 2004
Increase (Decrease) in Cash and Cash Equivalents

	(In Thousands) 2004	2003	2002
Reconciliation of net earnings to net cash provided by operating activities:			
Net earnings	$3,373	$2,397	$1,627
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	409	451	433
Amortization and accretion	227	485	210
Provision for possible loan losses	1,514	1,090	1,090
FHLB dividend reinvestment	(69)	(65)	(54)
Provision for deferred income taxes	(222)	(127)	(123)
Loss on disposal of premises and equipment	-	11	2
Gain on sale of securities	-	(6)	(1)
Loss on sale of other real estate	42	16	19
Loss on sale of other assets	15	89	-
Increase in accrued interest receivable	(309)	(153)	(239)
Decrease (increase) in loans held for sale	(303)	3,934	(2,255)
Increase (decrease) in accrued interest payable	332	(83)	96
Decrease (increase) in other assets	44	(5)	(111)
Increase in refundable income taxes	(428)	(24)	(161)
Increase in cash surrender value of life insurance, net	(208)	(500)	(440)
Increase in other liabilities	319	230	165
Increase (decrease) in accrued income taxes	(80)	3	44
Total adjustments	1,283	5,346	(1,325)
Net cash provided by operating activities	$4,656	$7,743	$ 302

Supplemental Schedule of Non-Cash Activities:

	2004	2003	2002
Unrealized gain (loss) on available-for-sale securities, net of taxes of $153,000, $170,000 and $300,000, respectively	$ (248)	$ (276)	$ 484
Non-cash transfers from loans to other real estate	$ 627	$ -	$1,154

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

The accounting and reporting policies of Capital Bancorp, Inc. and Subsidiaries ("the Company") are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. The following is a brief summary of the significant policies.

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, Capital Bank & Trust Company ("the Bank") and its wholly-owned subsidiaries, CBTC Corporation and Capital Housing Improvement Projects, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Nature of Operations

Capital Bank & Trust Company is a state chartered bank which began operations on May 25, 1994. Capital Bank & Trust Company provides full banking services. As a state bank, the Bank is subject to regulations of the Tennessee Department of Financial Institutions and the Federal Deposit Insurance Corporation. The area served by Capital Bank & Trust Company is Davidson and surrounding counties of Middle Tennessee. Services are provided at the main office in Nashville, Tennessee and five branches.

(c) Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to determination of the allowance for possible loan losses and the valuation of debt and equity securities and the related deferred taxes.

(d) Loans

Loans are stated at the principal amount outstanding. Unearned discount, deferred loan fees net of loan acquisition costs, and the allowance for possible loan losses are shown as reductions of loans. Loan origination and commitment fees and certain loan-related costs are being deferred and the net amount amortized as an adjustment of the related loan's yield over the contractual life of the loan. Unearned discount represents the unamortized amount of finance charges, principally related to certain installment loans. Interest income on most loans is accrued based on the principal amount outstanding.

The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." These pronouncements apply to impaired loans except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment including residential mortgage and installment loans.

A loan is impaired when it is probable that the Company will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. Impaired loans are measured at the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Company shall recognize an impairment by creating a valuation allowance with a corresponding charge to the provision for possible loan losses or by adjusting an existing valuation allowance for the impaired loan with a corresponding charge or credit to the provision for possible loan losses.

(1) Summary of Significant Accounting Policies, continued

(d) Loans, continued

The Company's installment loans are divided into various groups of smaller-balance homogeneous loans that are collectively evaluated for impairment and, thus, are not subject to the provisions of SFAS Nos. 114 and 118. Substantially all other loans of the Company are evaluated for impairment under the provisions of SFAS Nos. 114 and 118.

The Company considers all loans subject to the provisions of SFAS Nos. 114 and 118 that are on a nonaccrual status to be impaired. Loans are placed on nonaccrual status when doubt as to timely collection of principal or interest exists, or when principal or interest is past due 90 days or more unless such loans are well-secured and in the process of collection. Past due status of loans is based on the contractual terms of the loan. Delays or shortfalls in loan payments are evaluated along with various other factors to determine if a loan is impaired. Generally, delinquencies under 90 days are considered insignificant unless certain other factors are present which indicate impairment is probable. The decision to place a loan on nonaccrual status is also based on an evaluation of the borrower's financial condition, collateral, liquidation value, and other factors that affect the borrower's ability to pay.

Generally, at the time a loan is placed on nonaccrual status, all interest accrued and uncollected on the loan in the current fiscal year is reversed from income, and all interest accrued and uncollected from the prior year is charged off against the allowance for possible loan losses. Thereafter, interest on nonaccrual loans is recognized as interest income only to the extent that cash is received and future collection of principal is not in doubt. If the collectibility of outstanding principal is doubtful, such cash received is applied as a reduction of principal. A nonaccrual loan may be restored to an accruing status when principal and interest are no longer past due and unpaid and future collection of principal and interest on a timely basis is not in doubt.

Loans not on nonaccrual status are classified as impaired in certain cases when there is inadequate protection by the current net worth and financial capacity of the borrower or of the collateral pledged, if any. In those cases, such loans have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt, and if such deficiencies are not corrected, there is a probability that the Company will sustain some loss. In such cases, interest income continues to accrue as long as the loan does not meet the Company's criteria for nonaccrual status.

Generally, the Company also classifies as impaired any loans the terms of which have been modified in a troubled debt restructuring. Interest is generally accrued on such loans that continue to meet the modified terms of their loan agreements.

The Company's charge-off policy for impaired loans is similar to its charge-off policy for all loans in that loans are charged off in the month when they are considered uncollectible.

(e) Allowance for Possible Loan Losses

The provision for possible loan losses represents a charge to earnings necessary, after loan charge-offs and recoveries, to maintain the allowance for possible loan losses at an appropriate level which is adequate to absorb estimated losses inherent in the loan portfolio. Such estimated losses arise primarily from the loan portfolio but may also be derived from other sources, including commitments to extend credit and standby letters of credit. The level of the allowance is determined on a quarterly basis using procedures which include: (1) categorizing commercial and commercial real estate loans into risk categories to estimate loss probabilities based primarily on the historical loss experience of those risk categories and current economic conditions; (2) analyzing significant commercial and commercial real estate credits and calculating specific reserves as necessary; (3) assessing various homogeneous consumer loan categories to estimate loss probabilities based primarily on historical loss experience; (4) reviewing unfunded commitments (the reserve for which is included in other liabilities when significant); and (5) considering various other

(1) Summary of Significant Accounting Policies, continued

(e) Allowance for Possible Loan Losses, continued

factors, such as changes in credit concentrations, loan mix, and economic conditions which may not be specifically quantified in the loan analysis process.

The allowance for possible loan losses consists of an allocated portion and an unallocated, or general portion. The allocated portion is maintained to cover estimated losses applicable to specific segments of the loan portfolio. The unallocated portion is maintained to absorb losses which probably exist as of the evaluation date but are not identified by the more objective processes used for the allocated portion of the allowance due to risk of errors or imprecision. While the total allowance consists of an allocated portion and an unallocated portion, these terms are primarily used to describe a process. Both portions of the allowance are available to provide for inherent loss in the entire portfolio.

The allowance for possible loan losses is increased by provisions for possible loan losses charged to expense and is reduced by loans charged off net of recoveries on loans previously charged off. The provision is based on management's determination of the amount of the allowance necessary to provide for estimated loan losses based on its evaluation of the loan portfolio. Determining the appropriate level of the allowance and the amount of the provision involves uncertainties and matters of judgment and therefore cannot be determined with precision.

(f) Loans Held-For-Sale

Mortgage loans held for sale are reported at the lower of cost or market value, determined by outstanding commitments from investors at the balance sheet date. These loans are valued on an aggregate basis.

(g) Securities

The Company accounts for securities under the provisions of Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities". Under the provisions of the Statement, securities are to be classified in three categories and accounted for as follows:

- **Securities Held-to-Maturity**
  Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. No securities have been classified as securities held-to-maturity.

- **Trading Securities**
  Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. No securities have been classified as trading securities.

- **Securities Available-for-Sale**
  Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

The Company has classified all its securities as securities available-for-sale.

Realized gains or losses from the sale of securities are recognized upon realization based upon the specific identification method.

(1) Summary of Significant Accounting Policies, continued

(h) Premises and Equipment

Premises and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets. Gain or loss on items retired and otherwise disposed of is credited or charged to operations and cost and related accumulated depreciation are removed from the asset and accumulated depreciation accounts.

Expenditures for major renewals and improvements of premises and equipment are capitalized and those for maintenance and repairs are charged to earnings as incurred.

(i) Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and Federal funds sold. Generally, Federal funds sold are purchased and sold for one-day periods. The Company maintains deposits in excess of the Federal insurance amounts with other financial institutions. Management makes deposits only with financial institutions it considers to be financially sound.

(j) Securities Sold Under Agreements to Repurchase

Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

(k) Long-Term Assets

Premises and equipment, intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

(l) Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of non-taxable income such as interest on state and municipal securities) and deferred taxes on temporary differences between the amount of taxable and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax asset and liabilities are expected to be realized or settled as prescribed in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company and its wholly-owned subsidiaries file a consolidated Federal income tax return. Each corporation provides for income taxes on a separate-return basis.

(m) Stock Options

The Company uses the fair value method to calculate the compensation reported in the proforma earnings in note 17 to the consolidated financial statements.

(n) Advertising Costs

Advertising costs are expensed when incurred by the Company.

(1) Summary of Significant Accounting Policies, continued

(o) Other Real Estate

Real estate acquired in the settlement of loans is initially recorded at the lower of cost (loan value of real estate acquired in settlement of loans plus incidental expense) or estimated fair value, less estimated cost to sell. Based on periodic evaluations by management, the carrying values are reduced by a direct charge to earnings when they exceed net realizable value. Costs relating to the development and improvement of the property are capitalized, while holding costs of the property are charged to expense in the period incurred.

(p) Reclassification

Certain reclassifications have been made to the 2003 and 2002 figures to conform to the presentation for 2004.

(q) Off-Balance-Sheet Financial Instruments

In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

(r) Stock Split and Elimination of Par Value

The Company's Board of Directors voted a 2-for-1 stock split for stockholders of record as of July 30, 2004, payable August 16, 2004. Each stockholder received one (1) additional share for each one (1) share owned. Certain share and per share data included in these consolidated financial statements has been restated to give effect to the stock split. In addition, the Board authorized a charter amendment to eliminate par value effective July 2, 2004.

(s) Impact of New Accounting Standards

In June, 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of the Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 did not have a material impact on the Company's financial position or results of operations.

In October, 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 147, "Acquisitions of Certain Financial Institutions". SFAS No. 147 amends SFAS No. 72 and FASB Interpretation No. 9 to eliminate all acquisitions of financial institutions other than transactions between mutual enterprises from their scope. Accordingly, the excess of the purchase price paid to acquire a financial institution over the fair value of the identifiable tangible and intangible assets and liabilities acquired now must be recorded as goodwill following SFAS No. 141 and assessed for impairment following SFAS No. 142, "Goodwill and Other Intangible Assets". Furthermore, any previously recognized unidentifiable intangible assets resulting from prior business combinations that do not meet SFAS No. 141's criteria for separate recognition must be reclassified to goodwill. The Company has adopted SFAS No. 147, and it has not had any impact on the Company's financial position or results of operations.

In November, 2002, the FASB issued Interpretation (FIN) 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantee of Indebtedness of Others", which elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. The interpretation also clarifies that a guarantor is required to recognize,

(1) Summary of Significant Accounting Policies, continued

(s) Impact of New Accounting Standards, continued

at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The adoption of FIN 45 did not have a material impact on the consolidated financial statements.

In May, 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement established standards for how an issue classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's financial position or results of operations.

In June, 2003, the American Institute of Certified Public Accountants issued an exposure draft on a Proposed Statement of Position (SOP) on Allowance for Credit Losses. If approved, the Proposed SOP would significantly change the way the allowance for possible loan losses is calculated. Under the Proposed SOP, any loans determined to be impaired, as defined in FASB Statement No. 114, would be assigned a specific reserve based on facts and circumstances surrounding the particular loan and no loss percentage would be assigned. If a loan is determined not to be impaired, it would be assigned to a pool of similar homogeneous loans. A loss percentage would then be assigned to the pool based on historical charge-offs adjusted for internal or external factors such as the economy, changes in underwriting standards, etc. Management has not yet determined the impact this Proposed SOP would have on their consolidated financial statements, but anticipates that it could result in a reduction in the allowance for possible loan losses. Under the Proposal, any changes resulting from the initial application of this Proposed SOP would be treated as a change in accounting estimate.

In June, 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". Under SFAS No. 149 loan commitments that relate to the origination of mortgage loans that will be held for sale, commonly referred to as interest rate lock commitments, must be accounted for as derivatives by the issuer of the commitment. Commitments to originate mortgage loans that will be held for investment purposes and commitments to originate other types of loans are not considered derivatives. The Company has adopted SFAS No. 149, but it has not had any material impact on the Company's financial position or results of operations.

In November, 2003, the Emerging Issues Task Force ("EITF") issued Position 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". The EITF provides guidance on the meaning of the phrase other-than-temporary impairment and its application to several types of investments, including debt securities classified as held-to-maturity and available-for-sale under FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equities Securities". For purposes of EITF No. 03-1 an investment is impaired if the fair market value of the investment is less than its cost. Controversy has developed over the criteria to be used to determine whether an impairment is other than temporary. The EITF requires that an investor should make an evidenced-based judgment about a recovery of fair value up to (or beyond) the cost of the investment by considering the severity and duration of the impairment in relation to the forecasted recovery of fair value. Because of the controversy related to the determination of whether the impairment is other than temporary, certain positions of the EITF have been temporarily delayed. The Company cannot assess the effect on the financial position or results of operations until the controversy has been resolved. The EITF requires disclosures related to securities with fair values less than cost. The disclosures have been included in note 3 to the consolidated financial statements.

(1) Summary of Significant Accounting Policies, continued

(s) Impact of New Accounting Standards, continued

In December, 2004, the Financial Accounting Standards Board ("FASB") reissued Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS") related to share based payments. For Capital Bancorp, Inc. the SFAS applies to the accounting for stock options. The substance of the revised statement is to require companies to record as an expense amortization of the fair market value of stock options determined as of the grant date. The offsetting credit is to additional paid-in capital unless there is an obligation to buy back the stock or exchange other assets for the stock. If such an obligation exists the offsetting credit would be to a liability account. The statement is effective for the first interim reporting period after June 15, 2005. Capital Bancorp, Inc. is currently assessing the impact of this SFAS; however, management does not expect the impact to be material on the financial condition or results of operations.

(2) Loans and Allowance for Possible Loan Losses

The detail of loans at December 31, 2004 and 2003 is as follows:

	(In Thousands) 2004	2003
Commercial, financial and agricultural	$139,624	$114,578
Installment	5,812	6,773
Real estate - mortgage	97,688	75,521
Real estate - construction	50,243	20,741
	293,367	217,613
Deferred loan fees	526	378
Allowance for possible loan losses	3,503	2,901
	$289,338	$214,334

The principal maturities on loans at December 31, 2004 are as follows:

	(In Thousands)				
Maturity	Commercial, Financial and Agricultural	Installment	Real Estate-Mortgage	Real Estate-Construction	Total
3 months or less	$ 10,188	$ 874	$ 5,716	$ 5,680	$ 22,458
3 to 12 months	20,704	1,096	17,320	34,495	73,615
1 to 5 years	88,636	3,770	38,708	9,480	140,594
Over 5 Years	20,096	72	35,944	588	56,700
	$139,624	$5,812	$97,688	$50,243	$293,367

At December 31, 2004, variable rate and fixed rate loans totaled $147,572,000 and $145,795,000, respectively. At December 31, 2003, variable rate and fixed rate loans totaled $104,071,000 and $113,542,000, respectively.

In the normal course of business, the Company has made loans at prevailing interest rates and terms to its executive officers, directors and their affiliates aggregating $3,426,000 and $4,140,000 at December 31, 2004 and 2003, respectively. As of December 31, 2004, none of these loans were restructured, nor were any related party loan charged off in 2004 and 2003.

(2) Loans and Allowance for Possible Loan Losses, continued

An analysis of the activity with respect to such loans to related parties is as follows:

	(In Thousands) December 31,	
	2004	2003
Balance, January 1	$ 4,140	$ 3,573
New loans during the year	9,875	7,760
Repayments during the year	(10,589)	(7,193)
Balance, December 31	$ 3,426	$ 4,140

In 2004, 2003 and 2002, the Company originated loans for sale in the secondary market approximating $40,106,000, $67,002,000 and $53,884,000, respectively. Under normal terms, the Company may be required, in the event of default, to repurchase loans sold for a period of one year. At December 31, 2004, the Company had not been required to repurchase any of the loans originated by the Company and sold in the secondary market.

The gain on sale of these loans totaled $672,000, $1,238,000 and $782,000 in 2004, 2003 and 2002, respectively. Management expects no loss to result from these recourse provisions.

Loans which have been placed on non-accrual status totaled $490,000 and $2,229,000 at December 31, 2004 and 2003, respectively. Had interest on these loans been accrued, interest income would have been increased by approximately $27,000, $83,000 and $28,000 in 2004, 2003 and 2002, respectively. Loans that are past due 90 days or more and are still accruing interest totaled $1,862,000 and $924,000 at December 31, 2004 and 2003, respectively.

Transactions in the allowance for possible loan losses of the Company for the years ended December 31, 2004, 2003 and 2002 are summarized as follows:

	(In Thousands)		
	2004	2003	2002
Balance - beginning of period	$2,901	$2,535	$2,122
Provision charged to operating expense	1,514	1,090	1,090
Loans charged off	(946)	(790)	(712)
Recoveries	34	66	35
Balance - end of year	$3,503	$2,901	$2,535

The Company's principal customers are basically in the Middle Tennessee area with a concentration in Davidson County. Credit is extended to businesses and individuals and is evidenced by promissory notes. The terms and conditions of the loans including collateral varies depending upon the purpose of the credit and the borrower's financial condition.

Impaired loans and related loan loss reserve amounts at December 31, 2004 and 2003 were as follows:

	(In Thousands)	
	2004	2003
Recorded investment	$3,045	$2,165
Loan loss reserve	$ 527	$ 367

The average recorded investment in impaired loans for the years ended December 31, 2004, 2003 and 2002 was $2,696,000, $1,065,000 and $162,000, respectively. The related amount of interest income recognized on these loans during 2004 was $198,000 for the period that such loans were impaired. There was no interest income recognized on these loans during 2003 and 2002 for the period that such loans were impaired.

(3) Debt and Equity Securities

Debt and equity securities have been classified in the balance sheet according to management's intent. The Company's classification of securities at December 31 was as follows:

	(In Thousands) Securities Available-For-Sale 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and other U.S. government agencies and corporations	$23,489	$ 29	$163	$23,355
Obligations of states and political subdivisions	8,144	55	74	8,125
Mortgage-backed securities	29,192	222	105	29,309
	$60,825	$306	$342	$60,789

	(In Thousands) Securities Available-For-Sale 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and other U.S. government agencies and corporations	$22,636	$182	$ 47	$22,771
Obligations of states and political subdivisions	5,146	72	42	5,176
Mortgage-backed securities	18,997	242	42	19,197
	$46,779	$496	$131	$47,144

The amortized cost and estimated market value of debt and equity securities at December 31, 2004, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	(In Thousands)	
Securities Available-For-Sale	Cost	Estimated Market Value
Less than one year	$ 3,512	$ 3,530
Due after one year through five years	9,714	9,641
Due after five years through ten years	13,456	13,407
Due after ten years	4,951	4,902
Mortgage-backed securities	29,192	29,309
	$60,825	$60,789

The Company periodically applies the stress test to its securities portfolio. To satisfy the stress test a security's estimated market value should not decline more than certain percentages given certain assumed interest rate increases. The Company had no securities that failed to meet the stress test.

Included in the securities above are $4,382,000 (amortized cost of $4,409,000) and $3,708,000 (amortized cost of $3,696,000) at December 31, 2004 and 2003, respectively, in obligations of political subdivisions located within the State of Tennessee. Management purchases only obligations of such political subdivisions it considers to be financially sound.

(3) Debt and Equity Securities, continued

Securities that have rates that adjust prior to maturity totaled $11,158,000 (approximate amortized cost of $11,195,000) and $10,256,000 (approximate amortized cost of $10,265,000) at December 31, 2004 and 2003, respectively.

Results from sales of debt and equity securities are as follows:

	(In Thousands)		
	2004	2003	2002
Gross proceeds	$ -	$11,055	$2,001
Gross realized gains	$ -	$ 19	$ 1
Gross realized losses	-	(13)	-
Net realized gains	$ -	$ 6	$ 1

Securities carried in the balance sheet of approximately $25,817,000 (amortized cost of $25,783,000) and $17,639,000 (amortized cost of $17,410,000) were pledged to secure public deposits and for other purposes as required or permitted by law at December 31, 2004 and 2003, respectively.

The following table shows the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004:

	(In Thousands, except number of securities)							
	Less than 12 Months			12 Months or More			Total	
	Fair Value	Unrealized Losses	Number of Securities Included	Fair Value	Unrealized Losses	Number of Securities Included	Fair Value	Unrealized Losses
U.S. Treasury and other U.S. Government agencies and corporations	$10,281	$143	8	$ 980	$20	1	$11,261	$163
Obligations of states and political sub-divisions	4,964	64	17	384	10	3	5,348	74
Mortgage-backed securities	12,661	79	12	1,634	26	2	14,295	105
Total temporarily impaired securities	$27,906	$286	37	$2,998	$56	6	$30,904	$342

The impaired securities are considered high quality investments in line with normal industry investing practices. The unrealized losses are primarily the result of changes in the interest rate and sector environments. Consistent with the original classification, as available-for-sale securities, the Company intends and has the ability to hold the above securities until the value is realized.

The Company may sell the above or other securities in the ordinary course of business in response to unexpected and significant changes in liquidity needs, unexpected and significant increases in interest rates and/or sector spreads that significantly extend the security's holding period, or when conducting a small volume of security transactions.

(4) Restricted Equity Securities

Restricted equity securities consists of stock of the Federal Home Loan Bank amounting to $1,737,000 and $1,668,000 at December 31, 2004 and 2003, respectively, and stock of The Bankers Bank amounting to $803,000 and $194,000 at December 31, 2004 and 2003, respectively. The stock can be sold back only at par or a value as determined by the issuing institution and only to the respective financial institution or to another member institution. These securities are recorded at cost.

(5) Premises and Equipment

The detail of premises and equipment at December 31, 2004 and 2003 is as follows:

	(In Thousands)	
	2004	2003
Land	$ 1,092	$ 1,092
Land improvements	17	14
Buildings	3,208	3,208
Leasehold improvements	1,031	977
Furniture and fixtures	615	598
Equipment	1,109	1,073
Construction in progress	17	-
	7,089	6,962
Less accumulated depreciation	(2,477)	(2,089)
	$ 4,612	$ 4,873

Depreciation expense was $409,000, $451,000 and $433,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

(6) Deposits

Deposits at December 31, 2004 and 2003 are summarized as follows:

	(In Thousands)	
	2004	2003
Demand deposits	$ 26,027	$ 23,100
Savings deposits	2,201	1,996
Negotiable order of withdrawal	13,241	12,666
Money market demand accounts	87,524	71,747
Certificates of deposit $100,000 or greater	74,504	64,164
Other certificates of deposit	72,708	46,995
Individual retirement accounts $100,000 or greater	1,298	1,079
Other individual retirement accounts	2,524	2,483
	$280,027	$224,230

Principal maturities of certificates of deposit and individual retirement accounts at December 31, 2004 are as follows:

Maturity	*(In Thousands)* Amount
2005	$ 78,740
2006	54,438
2007	12,015
2008	1,835
2009	4,006
	$151,034

(6) Deposits, continued

At December 31, 2004 certificates of deposit and individual retirement accounts in denominations of $100,000 or more amounted to $75,802,000 as compared to $65,243,000 at December 31, 2003.

The aggregate amount of overdrafts reclassified as loans receivable was $250,000 and $212,000 at December 31, 2004 and 2003, respectively.

The Company is required to maintain cash balances or balances with the Federal Reserve Bank or other correspondent banks based on certain percentages of deposit types. The average required amounts for the years ended December 31, 2004 and 2003 was approximately $916,000 and $674,000, respectively.

(7) Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements were $2,808,000 and $1,790,000 at December 31, 2004 and 2003, respectively. The maximum amounts of outstanding repurchase agreements at any month end during 2004 and 2003 were $2,876,000 and $3,113,000, respectively. The average daily balance outstanding during 2004 and 2003 was $2,377,000 and $2,054,000, respectively. The weighted-average interest rate on the outstanding balance at December 31, 2004 and 2003 was 0.82% and 0.75%, respectively. The underlying securities are typically held by other financial institutions and are designated as pledged.

(8) Advances from Federal Home Loan Bank

The advances from the Federal Home Loan Bank at December 31, 2004 and 2003 consist of the following:

	(In Thousands) December 31,			
	2004		2003	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Fixed-rate advances	$33,536	4.12%	$24,507	4.35%
Variable-rate advances	$ 8,000	2.42%	$ -	-%

Advances from the Federal Home Loan Bank are to mature as follows at December 31, 2004:

Year Ending December 31,	*(In Thousands)* Amount
2005	$10,500
2006	2,500
2008	5,000
2010	5,000
2011	6,000
2012	12,483
2032	53
	$41,536

These advances are collateralized by approximately $110,425,000 of the Company's commercial and real-estate mortgage loan portfolio.

(9) Non-Interest Income and Non-Interest Expense

The significant components of non-interest income and non-interest expense for the years ended December 31 are presented below:

	(In Thousands)		
	2004	2003	2002
Non-interest income:			
Service charges on deposit accounts	$1,214	$1,077	$1,029
Other fees and commissions	324	257	166
Gain on sales of loans	672	1,238	782
Gain on sale of securities	-	6	1
Total non-interest income	$2,210	$2,578	$1,978
Non-interest expense:			
Employee salaries and benefits	$4,704	$4,201	$3,858
Occupancy expenses	776	737	728
Furniture and equipment expenses	424	458	399
Legal fees	284	149	215
Accounting fees	251	144	133
Data processing expenses	247	235	209
Professional fees	243	235	138
Loss on sale of other real estate	42	16	19
Loss on disposal of premises and equipment	-	11	2
Loss on sale of other assets	15	89	-
Other operating expenses	1,569	1,293	1,152
Total non-interest expense	$8,555	$7,568	$6,853

(10) Income Taxes

The components of the net deferred income tax asset are as follows:

	(In Thousands) December 31	
	2004	2003
Deferred tax asset:		
Federal	$1,153	$ 936
State	236	191
	1,389	1,127
Deferred tax liability:		
Federal	(140)	(234)
State	(29)	(47)
	(169)	(281)
	$1,220	$ 846

(10) Income Taxes, continued

The tax effects of each type of significant item that gave rise to deferred taxes are:

	(In Thousands)	
	2004	2003
Financial statement allowance for loan losses in excess of the tax allowance	$1,019	$ 900
Excess of depreciation deducted in the financial statements over the amounts deducted for tax purposes	148	106
Financial statement deduction for deferred compensation in excess of deduction for tax purposes	204	116
Financial statement income on FHLB stock dividends not recognized for tax purposes	(169)	(142)
Unrealized loss (gain) on securities available-for-sale	14	(139)
Financial statement deduction for organizational costs in excess of the amounts deducted for tax purposes	4	5
	$1,220	$ 846

The components of income tax expense (benefit) are summarized as follows:

	(In Thousands)		
	2004	2003	2002
Current:			
Federal	$ 609	$1,167	$ 896
State	146	251	186
	755	1,418	1,082
Deferred:			
Federal	(184)	(106)	(97)
State	(37)	(21)	(26)
	(221)	(127)	(123)
Actual tax expense	$ 534	$1,291	$ 959

A reconciliation of actual income tax expense of $534,000, $1,291,000 and $959,000 for the years ended December 31, 2004, 2003 and 2002, respectively, to the "expected" tax expense (computed by applying the statutory Federal income tax rate of 34% to earnings before income taxes) is as follows:

	(In Thousands)		
	2004	2003	2002
Computed "expected" tax expense	$1,328	$1,254	$ 879
State income taxes, net of Federal income tax benefit	70	151	109
State deferred income taxes related to state income tax rate increase	-	-	(6)
Disallowed expenses	13	10	11
Increase in cash surrender value of life insurance policies	(61)	(42)	(19)
Tax exempt interest, net of interest expense exclusion	(110)	(58)	(21)
Compensation deduction related to non-qualified stock option plan	(728)	(27)	-
Other items, net	22	3	6
Actual tax expense	$ 534	$1,291	$ 959

Total income tax expense for 2003 and 2002 includes tax expense of less than $2,000 and $1,000 related to the gain on sale of securities. There were no sales of securities in 2004.

(11) Profit-Sharing Plan

The Company has in effect a 401(K) profit sharing plan for the benefit of its employees. Employees eligible to participate in the plan are those at least 21 years old and who have completed 1,000 hours of service. Those employees who were employed on the Plan's effective date do not have to satisfy the eligibility requirements. The provisions of the plan provide for both employee and employer contributions. For the years ended December 31, 2004, 2003 and 2002, the Company contributed $183,000, $165,000 and $135,000, respectively, to the plan.

(12) Commitment and Contingencies and Other Related Party Transactions

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the financial position of the Company.

The subsidiary Bank has entered into several operating lease agreements for the main office bank building, bank branch offices, mortgage loan department office, operations center, and automobiles. Future minimum rental payments required under the terms of the noncancelable leases are as follows:

	(In Thousands)			
Year Ending December 31,	Main Office Building	Other Facilities	Vehicles	Total
2005	$150	$204	$ 9	$ 363
2006	150	180	9	339
2007	150	155	8	313
2008	150	129	-	279
2009	13	5	-	18
	$613	$673	$26	$1,312

Total rent expense under the leases amounted to $381,000, $361,000 and $359,000, respectively, during the years ended December 31, 2004, 2003 and 2002.

The operations center is leased from a partnership 50% of which is owned by a director of the Company. The amount paid for this lease was $57,000, $56,000 and $54,000 during the years ended December 31, 2004, 2003 and 2002, respectively.

The Company has lines of credit with other financial institutions totaling $51,000,000 and $34,000,000 at December 31, 2004 and 2003, respectively. At December 31, 2004 and 2003, there was $29,980,000 and $9,200,000, respectively, outstanding under these lines of credit of which $8,000,000 is included in advances from Federal Home Loan Bank at December 31, 2004.

(13) Financial Instruments with Off-Balance-Sheet Risk

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

(13) Financial Instruments with Off-Balance-Sheet Risk, continued

	(In Thousands) Contract or Notional Amount	
	2004	2003
Financial instruments whose contract amounts represent credit risk:		
Unused commitments to extend credit	$58,207	$38,326
Standby letters of credit	2,663	4,561
Total	$60,870	$42,887

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral normally consists of real property.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Most guarantees extend from one to two years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The fair value of standby letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the likelihood of the counter parties drawing on such financial instruments and the present creditworthiness of such counter parties. Such commitments have been made on terms which are competitive in the markets in which the Company operates, thus, the fair value of standby letters of credit equals the carrying value for the purposes of this disclosure. The maximum potential amount of future payments that the Company could be required to make under the guarantees totaled $2.7 million at December 31, 2004.

(14) Concentration of Credit Risk

Practically all of the Company's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Company's market area. Practically all such customers are depositors of the Company. Investment in state and municipal securities also include governmental entities within the Company's market area. The concentrations of credit by type of loan are set forth in note 2 to the financial statements.

At December 31, 2004, the Company's cash and due from banks included commercial bank deposits aggregating $88,000 in excess of the Federal Deposit Insurance Corporation limit of $100,000 per institution.

(15) Regulatory Matters and Restrictions on Dividends

The Company and its subsidiary are subject to regulatory capital requirements administered by the Federal Reserve Bank, Federal Deposit Insurance Corporation and the Tennessee Department of Financial Institutions. Failure to meet capital requirements can initiate certain mandatory – and possibly additional discretionary-actions by regulators that could, in that event, have a direct material effect on the institution's financial statements. The relevant regulations require the Company and its subsidiary to meet specific capital adequacy guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting principles. The Company's capital classifications are also subject to qualitative judgments by the Regulators about components, risk weightings and other factors. Those qualitative judgments could also affect the Company's capital status and the amount of dividends the Company may distribute.

(15) Regulatory Matters and Restrictions on Dividends, continued

The Company and its subsidiary are required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulators. The Company and its subsidiary bank are required to have minimum Tier I and Total Risk-Based Capital ratios of 4.0% and 8.0%, respectively, and a leverage ratio of 4%. The actual ratios of the Company and its subsidiary were as follows:

	Capital Bancorp, Inc.		Capital Bank & Trust	
	2004	2003	2004	2003
Tier I ratio	8.71%	9.23%	8.22%	9.17%
Total risk-based ratio	9.90%	10.48%	9.41%	10.42%
Leverage ratio	7.34%	7.66%	6.91%	7.61%

As of December 31, 2004, the most recent notification from the banking regulators categorized the Company and its subsidiary as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the notification that management believes have changed the Company's category.

(16) Deferred Compensation and Supplemental Executive Retirement Plans

The Company provides its directors a deferred compensation plan. The deferred compensation plan was established in 1999 to reward the directors for past performance and to provide retirement and death benefits. There were nine directors participating in the plan at December 31, 2004. The Company has also established a supplemental executive retirement plan (SERP) to provide supplemental retirement benefits to three executive officers of the Company.

The deferred compensation plan provides retirement benefits for a period of 120 months after the director reaches the age of 65. The supplemental executive retirement plan provides the two executive officers with a percentage of their anticipated annual incomes based upon a projected, hypothetical age - 65 retirement date. Each of these benefits is expected to be for a fifteen year period after retirement. The Company has purchased insurance policies to provide death benefits provided for in the plans. The insurance policies remain the sole property of the Company and are payable to the Company. At December 31, 2004 and 2003, the deferred compensation and supplemental executive retirement liabilities totaled $498,000 and $286,000, respectively, the cash surrender value of life insurance totaled $4,614,000 and $4,091,000, respectively, and the face amount of the insurance policies in force approximated $12,306,000 and $11,381,000 in 2004 and 2003, respectively. Under the terms of the deferred compensation plan, upon the death of the insured, each insured's beneficiary is entitled to twenty-five percent (25%) of the net at risk insurance portion of the proceeds. The net at risk insurance portion is the total proceeds less the cash value of the policy. Under the terms of the SERP, at death the accrued benefits are payable to the executive officers' beneficiaries. The plans are not qualified under Section 401 of the Internal Revenue Code.

(17) Stock Option Plan

In March of 2001, the Company's stockholders approved the Capital Bancorp, Inc. 2001 Stock Option Plan which provides for the grant of options to purchase 1,000,000 shares of the Company's stock. The Company agreed with the Bank that it would exchange its options to the holders of stock options under the Bank's stock option plan on an option-for-option basis. Thus options that were outstanding under the Bank's stock option plan have been exchanged for options under the Company's stock option plan. It is intended that the holders of the Bank's options will be able to exercise their options on exactly the terms and conditions that they could have exercised Bank stock options. Thus substantially identical vesting, exercise price, and all other material terms of exercise have been grafted on the stock options exchanged by Bank stock option holders. (Thus, for example, Bank stock options that were fully vested at the time that the Company acquired the Bank became fully vested at the time of their exchange for Company stock options.)

(17) Stock Option Plan, continued

Under the Stock Option Plan, stock option awards may be granted in the form of incentive stock options or non-statutory stock options, and are generally exercisable for up to ten years following the date such option awards are granted. Exercise prices of incentive stock options must be equal to or greater than 100% of the fair market value of the common stock on the grant date.

Statement of Financial Accounting Standards (SFAS) No. 123 "Accounting for Stock Based Compensation", as amended by SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure", sets forth the methods for recognition of cost of plans similar to those of the Company. As is permitted, management has elected to continue accounting for the plan under APB Opinion 25 and related Interpretations in accounting for its plan. However, under SFAS No. 123, the Company is required to make proforma disclosures as if cost had been recognized in accordance with the pronouncement. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of SFAS No. 123, the Company's net earnings, basic earnings per common share and diluted earnings per common share would have been reduced to the proforma amounts indicated below.

		(In Thousands, except per share amounts)		
		2004	2003	2002
Net earnings	As Reported	$3,373	$2,397	$1,627
	Proforma	$3,324	$2,389	$1,548
Basic earnings per common share	As Reported	$ 1.04	$ .77	$ .52
	Proforma	$ 1.02	$ .77	$ .50
Diluted earnings per common share	As Reported	$ 1.00	$ .72	$ .50
	Proforma	$ .99	$ .72	$ .48

A summary of the stock option activity for 2004, 2003 and 2002 is as follows:

	2004		2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	514,000	$ 5.82	521,000	$ 5.08	346,000	$ 5.38
Granted	99,250	12.40	12,000	10.12	183,000	5.21
Exercised	(312,666)	(5.82)	(17,400)	(5.19)	-	-
Forfeited	(2,400)	(6.38)	(1,600)	(6.38)	(8,000)	(9.50)
Outstanding at end of year	298,184	$ 8.01	514,000	$ 5.82	521,000	$ 5.08
Options exercisable at year end	188,634		470,200		464,800	

During the year ended December 31, 2004, the Company received tax deductions totaling $2,141,000 related to the exercise of 143,500 nonqualified stock options by certain members of the board of directors.

(17) Stock Option Plan, continued

The following table summarizes information about fixed stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/04	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable at 12/31/04	Weighted Average Exercise Price
$ 5.00 - $ 8.00	190,934	$ 5.68	7.26 years	169,134	$ 5.65
$ 9.95 - $10.50	11,000	$10.08	8.95 years	7,000	$10.16
$10.63 - $19.50	96,250	$12.38	9.21 years	12,500	$12.15
	298,184			188,634	

Shares and per share data above for 2003 and 2002 have been restated to reflect a 2-for-1 stock split effective July 30, 2004.

The fair value of options for 2004 ranged from $1.20 to $3.97 for each option. For 2003 the fair value ranged from $1.92 to $2.68, and for 2002 the fair value of each option ranged from $0.20 to $1.48. The fair value was estimated using the Black-Scholes option-pricing model. The following assumptions were used for 2004, 2003 and 2002, respectively: risk free interest rate ranging from 3.85% to 4.75%, 3.63% to 4.25%, and 3.56% to 5.11%, expected life of ten years; and dividend yield ranging from 1.54% to 2.82%, 2.57% to 2.71% and 2.95% to 4.70%. The dividend yield was computed assuming a 15% return on equity with a 30% dividend to earnings payout ratio.

(18) Earnings Per Share

Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share" sets forth uniform standards for computing and presenting earnings per share. The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. For the Company the computation of diluted earnings per share begins with the basic earnings per share plus the effect of common shares contingently issuable from stock options. Share and per share data for 2003 and 2002 have been restated to reflect a 2-for-1 stock split effective July 30, 2004.

The following is a summary of the components comprising basic and diluted earnings per share (EPS):

	(In Thousands, except share amounts) 2004	2003	2002
Basic EPS Computation:			
Numerator - Earnings available to common stockholders	$ 3,373	$ 2,397	$ 1,627
Denominator - Weighted average number of common shares outstanding	3,257,437	3,132,396	3,130,542
Basic earnings per common share	$ 1.04	$ .77	$ .52
Diluted EPS Computation:			
Numerator - Earnings available to common stockholders	$ 3,373	$ 2,397	$ 1,627
Denominator -			
Weighted average number of common shares outstanding	3,257,437	3,132,396	3,130,542
Dilutive effect of stock options	111,901	182,230	106,382
	3,369,338	3,314,626	3,236,924
Diluted earnings per common share	$ 1.00	$ .72	$ .50

(19) Capital Bancorp, Inc. - Parent Company Financial Information

CAPITAL BANCORP, INC.
(Parent Company Only)
Balance Sheets
December 31, 2004 and 2003

	(In Thousands)	
	2004	2003
ASSETS		
Cash	$ 652*	$ 99*
Investment in wholly-owned commercial bank subsidiary	24,269*	20,698*
Deferred tax benefit	4	6
Due from wholly-owned commercial bank subsidiary	-	10*
Refundable income taxes	863	30
Total assets	$25,788	$20,843
LIABILITIES AND STOCKHOLDERS' EQUITY		
Stockholders' equity:		
Preferred stock, no par value, authorized 20,000,000 shares, no shares issued	$ -	$ -
Common stock, no par value, authorized 20,000,000 shares, 3,460,608 and 3,147,942 shares issued and outstanding, respectively	14,080	6,296
Additional paid-in capital	-	5,964
Retained earnings	11,730	8,357
Unrealized gains (losses) on available-for-sale securities, net of income taxes of $14,000 and $139,000, respectively	(22)	226
Total stockholders' equity	25,788	20,843
Total liabilities and stockholders' equity	$25,788	$20,843

*Eliminated in consolidation.

(19) Capital Bancorp, Inc. - Parent Company Financial Information, continued

CAPITAL BANCORP, INC.
(Parent Company Only)
Statements of Earnings and Comprehensive Earnings
Three Years Ended December 31, 2004

	(In Thousands)		
	2004	2003	2002
Expenses:			
Other	$ 107	$ 71	$ 24
Loss before Federal income tax benefits and equity in undistributed earnings of commercial bank subsidiary	(107)	(71)	(24)
Federal income tax benefits	861	27	9
	754	(44)	(15)
Equity in undistributed earnings of commercial bank subsidiary	2,619*	2,441*	1,642*
Net earnings	3,373	2,397	1,627
Other comprehensive earnings (losses), net of tax:			
Net unrealized gains (losses) on available-for-sale securities arising during period, net of taxes of $153,000, $168,000 and $300,000, respectively	(248)	(272)	485
Less: reclassification adjustment for net gains included in net earnings, net of taxes of $2,000 for 2003	-	(4)	(1)
Other comprehensive earnings (losses)	(248)	(276)	484
Comprehensive earnings	$3,125	$2,121	$2,111

*Eliminated in consolidation.

(19) Capital Bancorp, Inc. - Parent Company Financial Information, continued

CAPITAL BANCORP, INC.
(Parent Company Only)
Statements of Changes in Stockholders' Equity
Three Years Ended December 31, 2004

	(In Thousands)					
	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Net Unrealized Gain (Loss) On Available-For-Sale Securities	Total
Balance December 31, 2001	$ -	$ 6,261	$ 5,909	$ 4,333	$ 18	$16,521
Net change in unrealized gain (loss) on available-for-sale securities, net of taxes of $300,000	-	-	-	-	484	484
Net earnings for the year	-	-	-	1,627	-	1,627
Balance December 31, 2002	-	6,261	5,909	5,960	502	18,632
Issuance of 8,700 shares of common stock related to exercise of stock options	-	35	55	-	-	90
Net change in unrealized gain (loss) on available-for-sale securities, net of taxes of $172,000	-	-	-	-	(276)	(276)
Net earnings for the year	-	-	-	2,397	-	2,397
Balance December 31, 2003	-	6,296	5,964	8,357	226	20,843
Elimination of par value	-	5,964	(5,964)	-	-	-
Issuance of 312,666 shares of common stock related to exercise of stock options	-	1,820	-	-	-	1,820
Net change in unrealized gain (loss) on available-for-sale securities, net of taxes of $153,000	-	-	-	-	(248)	(248)
Net earnings for the year	-	-	-	3,373	-	3,373
Balance December 31, 2004	$ -	$14,080	$ -	$11,730	$ (22)	$25,788

(19) Capital Bancorp, Inc. - Parent Company Financial Information, continued

CAPITAL BANCORP, INC.
(Parent Company Only)
Statements of Cash Flows
Three Years Ended December 31, 2004
Increase (Decrease) in Cash and Cash Equivalents

	(In Thousands)		
	2004	2003	2002
Cash flows from operating activities:			
Cash paid to suppliers and other	$ (107)	$ (71)	$ (24)
Tax benefits received	30	11	-
Net cash used in operating activities	(77)	(60)	(24)
Cash flows from investing activities:			
Capital contribution to bank subsidiary	(1,200)	-	-
Decrease (increase) in due from subsidiary	10	(9)	(1)
Dividend received from subsidiary	-	67	65
Net cash provided by (used in) investing activities	(1,190)	58	64
Cash flows from financing activities:			
Proceeds from exercise of stock options	1,820	90	-
Decrease in due to subsidiary	-	-	(29)
Net cash provided by (used in) financing activities	1,820	90	(29)
Net increase in cash and cash equivalents	553	88	11
Cash and cash equivalents at beginning of year	99	11	-
Cash and cash equivalents at end of year	$ 652	$ 99	$ 11
Reconciliation of net earnings to net cash used in operating activities:			
Net earnings	$3,373	$2,397	$1,627
Adjustments to reconcile net earnings to net cash used in operating activities:			
Equity in earnings of commercial bank subsidiary	(2,619)	(2,441)	(1,642)
Decrease in deferred income taxes	2	2	3
Increase in refundable income taxes	(833)	(18)	(12)
Total adjustments	(3,450)	(2,457)	(1,651)
Net cash used in operating activities	$ (77)	$ (60)	$ (24)

(20) Disclosures About Fair Value of Financial Instruments

Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments", requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments.

(20) Disclosures About Fair Value of Financial Instruments, continued

Cash and short-term investments
For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities
The carrying amounts for short-term securities approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns. The fair value of longer-term securities and mortgage-backed securities, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

SFAS No. 107 specifies that fair values should be calculated based on the value of one unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications, or estimated transaction costs. Accordingly, these considerations have not been incorporated into the fair value estimates.

Loans
Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, mortgage, credit card and other consumer. Each loan category is further segmented into fixed and adjustable rate interest terms.

The fair value of the various categories of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining average estimated maturities.

The estimated maturity for mortgages is modified from the contractual terms to give consideration to management's experience with prepayments. Management has made estimates of fair value discount rates that it believes to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value presented below would be indicative of the value negotiated in an actual sale.

The value of the loan portfolio is also discounted in consideration of the credit quality of the loan portfolio as would be the case between willing buyers and sellers. Particular emphasis has been given to loans on the Company's internal watch list. Valuation of these loans is based upon borrower performance, collateral values (including external appraisals), etc.

Loans Held for Sale
These instruments are carried in the consolidated balance sheet at the lower of cost or market value. The fair value of these instruments are based on subsequent liquidation values of the instruments which did not result in any significant gains or losses.

Deposit Liabilities
The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. Under the provision of SFAS No. 107 the fair value estimates for deposits does not include the benefit that results from the low cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Securities Sold Under Repurchase Agreements
The securities sold under repurchase agreements are payable upon demand. For this reason the carrying amount is a reasonable estimate of fair value.

(20) Disclosures About Fair Value of Financial Instruments, continued

Advances from Federal Home Loan Bank

The fair value of these advances is estimated by discounting the future payments using the current rates at which similar advances could be obtained for the same remaining average maturities.

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written

Loan commitments are made to customers generally for a period not to exceed one year and at the prevailing interest rates in effect at the time the loan is closed. Commitments to extend credit related to construction loans are made for a period not to exceed six months with interest rates at the current market rate at the date of closing. In addition, standby letters of credit are issued for periods extending from one to two years with rates to be determined at the date the letter of credit is funded. Fees are only charged for the construction loans and the standby letters of credit and the amounts unearned at December 31, 2004 are insignificant. Accordingly, these commitments have no carrying value and management estimates the commitments to have no significant fair value.

The carrying value and estimated fair values of the Company's financial instruments at December 31, 2004 and 2003 are as follows:

	(In Thousands)			
	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and short-term investments	$ 5,734	$ 5,734	$ 4,901	$ 4,901
Securities	60,789	60,789	47,144	47,144
Loans	292,841		217,235	
Less: allowance for loan losses	3,503		2,901	
Loans, net of allowance	289,338	290,494	214,334	218,027
Loans held for sale	2,138	2,138	1,835	1,835
Restricted equity securities	2,540	2,540	1,862	1,862
Financial liabilities:				
Deposits	280,027	281,437	224,230	225,840
Securities sold under repurchase agreements	2,808	2,808	1,790	1,790
Advances from Federal Home Loan Bank	41,536	40,591	24,507	23,254
Federal funds purchased	21,980	21,980	9,200	9,200
Unrecognized financial instruments:				
Commitments to extend credit	-	-	-	-
Standby letters of credit	-	-	-	-

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(20) Disclosures About Fair Value of Financial Instruments, continued

Fair value estimates are based on estimating on-and-off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, a Company has a mortgage department that contributes net fee income annually. The mortgage department is not considered a financial instrument, and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial assets or liabilities include deferred tax assets and liabilities and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(21) Quarterly Financial Data (Unaudited)

Selected quarterly results of operations for the four quarters ended December 31 are as follows:

	(In Thousands, except per share data)							
	2004				2003			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$5,120	$4,529	$4,102	$3,973	$3,984	$3,747	$3,707	$3,591
Net interest income	3,411	3,047	2,716	2,592	2,675	2,458	2,360	2,275
Provision for possible loan losses	606	338	271	299	273	274	271	272
Earnings before income taxes	893	1,065	1,033	916	1,128	1,039	759	762
Net earnings	1,155	938	677	603	760	668	487	482
Basic earnings per common share	.36	.28	.21	.19	.26	.21	.15	.15
Diluted earnings per common share	.35	.27	.20	.18	.24	.20	.14	.14

Corporate Information

Capital Bancorp, Inc. is a bank holding company incorporated under Tennessee law and registered under the Bank Holding Company Act of 1956, as amended. Its primary business is ownership and management of its investment in Capital Bank & Trust Company, a non-member Tennessee banking corporation that operates as a commercial bank primarily in the Metropolitan Nashville, Tennessee MSA. Both the Company and the Bank are headquartered in Nashville, Tennessee.

Capital Bancorp, Inc.
1820 West End Avenue
P.O. Box 24120
Nashville, Tennessee 37202
(615) 327-9000
www.capitalbk.com

Annual Meeting
The annual meeting of shareholders will be held on Wednesday, May 18, 2005, at 3 p.m. (Central Time) at the University Club of Nashville, 2403 Garland Avenue, Nashville, Tennessee.

Investor Relations
Please direct Investor Relations inquiries to Sally P. Kimble, Executive Vice President and Chief Financial Officer, at (615) 327-9000, or skimble@capitalbk.com, or in writing to P.O. Box 24120 Nashville, Tennessee 37202.

The Company's web address is www.capitalbk.com. Through our web site, we make available our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission.

Common Stock and Dividend Information
The common stock of Capital Bancorp, Inc. is traded over-the-counter under the symbol CPBB. Management believes that the primary market for the Company's common stock is Middle Tennessee. The number of stockholders of record at December 31, 2004, was approximately 800. Based solely on information made available to the Bank, and believed by the Company to be reliable, we believe that the following table sets forth the quarterly range of sale prices for the Bank's stock during the years 2004 and 2003.

	2004		2003	
	High	Low	High	Low
Fourth Quarter	$22.00	$19.20	$10.25	$ 9.525
Third Quarter	$20.00	$14.25	$10.625	$ 9.525
Second Quarter	$14.50	$12.00	$10.50	$ 9.375
First Quarter	$12.00	$11.30	$ 9.62	$ 9.16

As of March 1, 2005, the Company's stock was reported to have closed at $21.30 per share. Historically, the Company has not paid cash or stock dividends, choosing instead to utilize its earnings to fund the Company's growth. The Company has not determined whether to change this strategy in the foreseeable future, or whether to pay dividends or, if paid, to pay dividends in cash, stock or a combination. The price per share information set forth above reflects the Company's two-for-one stock split effected July 30, 2004.

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 456-0596

Independent Auditors
Maggart & Associates, P.C.
150 Fourth Avenue, North
Suite 2150
Nashville, Tennessee 37219

Form 10-K
Copies of the Company's 2004 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, will be mailed free of charge to shareholders and other interested persons upon written request to: Sally P. Kimble, Executive Vice President and Chief Financial Officer, 1816 Hayes Street, Nashville, Tennessee 37203. The Company will provide copies of any exhibit requested in writing from the Investor Relations Department for a reasonable copying charge that will not exceed $1.00 per page. (A list of Exhibits can be found in the Annual Report on Form 10-K under the caption "Exhibit Index".) Each request must state a good faith representation that the requesting party, as of the record date for this year's annual meeting of the Company's stockholders, is or was a beneficial owner of Company securities entitled to vote.

Code of Ethics
The Company has adopted a Code of Ethics which is applicable to all employees of the Company, including the principal executive officer, the principal financial officer and the principal accounting officer. The Code of Ethics is available for inspection at the Company's offices during normal business hours, by appointment with Sally P. Kimble. The Company intends to give notices of amendments to or waivers from its Code of Ethics (to the extent applicable to the Company's directors, Chief Executive Officer, principal financial officer or principal accounting officer) by appropriate filings on Form 8-K.

Capital Bank & Trust Company Financial Centers

Main Office	1820 West End Avenue, Nashville, TN 37203
Downtown Financial Center	222 Fourth Ave. N., Nashville, TN 37219
Green Hills Financial Center	2200 Abbott Martin Rd., Nashville, TN 37215
Goodlettsville Financial Center	140 Long Hollow Pike, Goodlettsville, TN 37072
Hendersonville Financial Center	370 East Main St., Hendersonville, TN 37075
Hermitage Financial Center	4422 Lebanon Rd., Hermitage, TN 37076
Mortgage Lending Office	2200 Abbott Martin Road, Nashville, TN 37215
Operations Center	1816 Hayes St., Nashville, TN 37203
Williamson County Loan Production Office	205 Powell Place, Brentwood, TN 37027

CAPITAL
BANK
&
TRUST

1820 West End Avenue • Nashville, Tennessee 37203
615.327.9000 • 615.321.2126 fax